Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

(signed) Julien François	(signed) F. Dale Corman

Julien François	F. Dale Corman
Chief Financial Officer	Chief Executive Officer

March 25, 2008

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on our assessment, management has concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

(signed) F. Dale Corman	(signed) Julien François
F. Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer
March 25, 2008

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM

Independent Auditors’ Report	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

To the Shareholders of Western Copper Corporation

We have completed an integrated audit of Western Copper Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and audits of the Company’s 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Western Copper Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our

(2)

opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in the accompanying Management’s Report on Internal Control over Financial Reporting.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 25, 2008

(3)

Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
December 31, 2007
(expressed in Canadian dollars)

Western Copper Corporation
(an exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,	December 31,
	2007	2006
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	23,726,947	2,290,022
Short-term investments (note 5)	-	34,791,988
Other receivables	116,734	235,367
Prepaid expenses	55,076	82,608
	23,898,757	37,399,985
PROPERTY AND EQUIPMENT (note 7)	63,273	98,172
MINERAL PROPERTIES (notes 3 , 4, and 8)	57,194,181	46,507,499
	81,156,211	84,005,656
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	907,825	737,314
FUTURE INCOME TAX (notes 4 and 16)	10,310,549	11,710,372
	11,218,374	12,447,686
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (notes 3, 4 and 9)	71,883,630	69,913,797
CONTRIBUTED SURPLUS (note 9)	22,091,594	22,455,594
DEFICIT	(24,037,387)	(20,811,421)
	69,937,837	71,557,970
	81,156,211	84,005,656

Commitments (notes 8 and 11)

Approved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Loss, Comprehensive Loss, and Deficit

(expressed in Canadian dollars)

For the year ended December 31,	2007	2006	2005
	$	$	$
EXPLORATION EXPENSES	2,512,439	3,654,611	311,932
ADMINISTRATIVE EXPENSES
Accounting and legal	462,340	327,945	-
Office and administration	2,281,152	1,360,270	49,483
Promotion and travel	663,978	475,856	-
Regulatory and filing fees	84,101	180,307	-
	3,491,571	2,344,378	49,483
LOSS BEFORE TAXES AND OTHER ITEMS	6,004,010	5,998,989	361,415
OTHER ITEMS
Interest income	(1,276,014)	(797,312)	-
Gain on sale of marketable securities (note 6)	-	(1,922,341)	-
Foreign exchange	19,249	(37,151)	-
LOSS BEFORE TAXES	4,747,245	3,242,185	361,415
Future income tax recovery (note 16)	(1,521,279)	-	-
LOSS AND COMPREHENSIVE LOSS	3,225,966	3,242,185	361,415
DEFICIT – BEGINNING OF YEAR	20,811,421	17,569,236	17,207,821
DEFICIT – END OF YEAR	24,037,387	20,811,421	17,569,236
BASIC AND DILUTED LOSS PER SHARE (note 9)	0.05	0.06	-
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUSTANDING (note 9)	72,488,711	52,481,505	-

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

For the year ended December 31,	2007	2006	2005
	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(3,225,966)	(3,242,185)	(361,415)

Items not affecting cash
Amortization	34,899	23,788	-
Stock-based compensation (note 10(b))	885,752	865,075	-
Future income tax recovery	(1,521,279)	-	-
Gain on marketable securities	-	(1,922,341)	-

	(600,628)	(1,033,478)	-

Change in non-cash working capital items (note 15)	(225,093)	305,446	-

	(4,051,687)	(3,970,217)	(361,415)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	267,829	598,034
Issue of Class A voting shares	-	1,000	-
Redemption of Class A voting shares	-	(1,000)	-
Exercise of stock options	447,700	900,174	-
Cash received from Western Silver pursuant to the
Plan of Arrangement (note 3)	-	37,899,765	-

	447,700	39,067,768	598,034

INVESTING ACTIVITIES
Proceeds from (invested in) short-term investments (note 5)	34,791,988	(34,791,988)	-
Proceeds from the sale of marketable securities	-	2,190,280	-
Expenditures relating to the acquisition of Lumina
Resources Corporation, net of cash acquired (note 4)	-	(92,341)	-
Mineral property expenditures	(9,751,076)	(100,000)	(169,620)
Net expenditures on property and equipment	-	(12,633)	(66,999)
Acquisition of marketable securities	-	(847)	-

	25,040,912	(32,807,529)	(236,619)

Increase in cash and cash equivalents	21,436,925	2,290,022	-

Cash and cash equivalents - Beginning of the year	2,290,022	-	-

Cash and cash equivalents - End of the year	23,726,947	2,290,022	-

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Share Capital
			Contributed		Shareholders’
	Number of	Amount	surplus	Deficit	equity
	shares	$	$	$	$

Balance – December 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841

Issue of Class A voting shares (note 9)	100,000,000	1,000	-	-	1,000

Funding by Western Silver Corporation	-	-	267,829	-	267,829

Pursuant to the Plan of Arrangement
with Western Silver Corporation and
Glamis Gold Ltd. – May 3, 2006
(note 3)
Redemption of Class A voting
shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Issue of common shares	49,246,413	-	-	-	-
Transfer of assets (note 3)	-	42,732,313	(4,545,474)	-	38,186,839
Stock options granted	-	(2,649,933)	2,649,933	-	-
Warrants granted	-	(1,195,886)	1,195,886	-	-

Pursuant to the Plan of Arrangement
with Lumina Resources Corporation –
November 30, 2006 (note 4)
Issue of common shares	21,301,442	28,756,947	-	-	28,756,947
Stock options granted	-	-	1,390,450	-	1,390,450

Expiry of common share rights	(65,153)	-	-	-	-

Exercise of stock options	1,041,334	900,174	-	-	900,174

Transfer of value on exercise of stock
options	-	1,370,182	(1,370,182)	-	-

Stock-based compensation	-	-	865,075	-	865,075

Loss and comprehensive loss	-	-	-	(3,242,185)	(3,242,185)

Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	1,245,000	447,700	-	-	447,700

Transfer of value on exercise of stock
options	-	1,522,133	(1,522,133)	-	-

Stock-based compensation	-	-	1,158,133	-	1,158,133

Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)

Balance – December 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

1	Nature of operations

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2	Accounting policies

	a)	Significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

		i)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

		ii)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: Carmacks Copper Ltd. (100%), Lurprop Holdings Inc. (100%), CRS Copper Resources Corp. (100%), Moraga Resources Ltd. (100%), Minera Sierra Almoloya S.A. de C.V. (100%), and Minera Costa de Plata S.A. de C.V. (100%). All intercompany transactions and balances have been eliminated.

		iii)	Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks. Cash and cash equivalents are considered to be financial instruments and are classified as “Available-for-Sale”. They are recorded at their fair value.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

iv)	Short-term investments

Short-term investments include all highly liquid money market instruments. Short-term investments are considered to be financial instruments and are classified as “Available-for-Sale”. They are recorded at their fair value.

v)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	over the term of the lease

vi)	Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows (fair value). Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

vii)	Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of the each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

	viii)	Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

	ix)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

b)	Change in accounting policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

	i)	Section 3855 - Financial Instrument, Recognition and Measurement and Section 3861 - Financial Instruments, Disclosure and Presentation

These sections prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

Western Copper has designated its financial instruments as follows:

	-	Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale” and are recorded at their fair value;
	-	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
-

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

No adjustment was made to the Company’s opening balances as a result of the adoption of the financial instruments standard.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. The Company has not recognized any adjustment because no embedded derivative has been identified to date.

ii)	Section 1530 - Comprehensive Income

Section 1530 introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self- sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. The Company has not recognized any adjustment through other comprehensive income for the year ended December 31, 2007.

iii)	Section 3865 – Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. This standard did not have an impact on the Company for the year ended December 31, 2007.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

	iv)	Emerging Issues Committee Abstract No. 160 - Stripping Costs Incurred in the Production Phase of a Mining Operation

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property.

Costs represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. This change in accounting policy did not impact the Company’s financial results as none of its properties are yet in operation.

c)	Recent accounting pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2008. The Company will adopt the requirements commencing in the interim period ending March 31, 2008 and is considering the impact this will have on the company's financial statements.

	i)	Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

qualitative information about its objectives, policies and processes for managing capital;
summary quantitative data about what it manages as capital;
whether during the period it complied with any externally imposed capital requirements to which it is subject; and
when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

	ii)	Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

iii)	Section 3862 – Financial Instruments, Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

	-	designating financial assets and liabilities as held for trading;
	-	designating financial assets as available-for-sale; and
	-	determining when impairment is recorded against the related financial asset or when an allowance account is used.

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

iv)	Section 3064 – Goodwill and intangible assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre- operating period.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

3	Plan of arrangement – Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (“Glamis”) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly- owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred pursuant to the plan of arrangement:

$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

42,732,313

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. The intent of the agreement was to substitute the existing Western Silver stock options with comparable value instruments. A total of 2,013,168 stock options were granted as a result of the transaction. All stock options vested at the time of grant. Each Western Copper stock option granted pursuant to the plan of arrangement had an exercise price of $0.88. The other terms were comparable to those of the Western Silver stock options exchanged.

As part of the agreement, Western Copper also granted a warrant to Glamis providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

The fair value of the stock options granted and the warrants issued are included in contributed surplus until they are exercised:

Fair value	$
Stock options granted	2,649,933
Warrants issued	1,195,886

3,845,819

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.3
Average risk-free interest rate	2.79%
Expected dividend yield	-

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10(c).

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, the statements of loss and deficit and the statements of cash flows of the related copper business of Western Silver. The statements of loss, comprehensive loss, and deficit for the year ended December 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

4	Plan of arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (“Lumina”) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The total purchase price of $30,539,440 was determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1.0
Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$1.35
Fair value of Western Copper shares issued	$28,756,947
Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1.0
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$1.17
Fair value of Western Copper stock options granted	$1,390,450
Western Copper transaction expenses	$392,043
Purchase price	$30,539,440

1

The fair value of a Western Copper stock option presented above is the weighted average of the fair value of the individual stock option grants. The weighted average figure has been rounded for its presentation above.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Expected stock price volatility	89.2%
Expected option term, in years	1.5-2.0
Average risk-free interest rate	3.10%
Expected dividend yield	-

The purchase price has been allocated as follows:

Purchase price allocation	$

Mineral properties
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658
$41,884,377

Cash and cash equivalents	$251,278
Amounts receivable	$20,564
Future income tax liability	$(11,614,580)
Accounts payable	$(2,199)

$30,539,440

5	Short-term investments

	December 31,	December 31,
	2007	2006
	$	$

Guaranteed Investment Certificate	-	34,200,000
Accrued interest	-	591,988

	-	34,791,988

6	Marketable securities

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd. for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

7	Property and equipment

	December 31, 2007			2006

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,634	46,496	23,138	36,719
Furniture and equipment	24,486	12,474	12,012	16,977
Leasehold improvements	63,203	35,080	28,123	44,476

	157,323	94,050	63,273	98,172

8	Mineral properties

		Canada			Mexico

	Yukon		British	Northwest	Chihuahua
			Columbia	Territories

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Permitting	315,728	-	6,020	-	-	321,748
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based
compensation	175,317	56,696	32,383	7,985	-	272,381
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

a)	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis in May 2006 (note 3).

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at January 1, 2008, Western Copper has made $500,000 in advance royalty payments.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. On April 26, 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility, the Company has been capitalizing costs incurred on the project.

b)	Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

c)	Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). It consists of three blocks of mineral claims in a prospective copper/gold porphyry belt located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

d)	Redstone (100% - Northwest Territories, Canada)

The Redstone property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 4). The property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

3% if the price is less than, or equal to US$0.75 per pound;
3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
4% if the price is greater than US$1 per pound.

e)	Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 3). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the property through staged exploration expenditures.

On August 13, 2007, Queenston terminated its option on the Sierra Almoloya property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008.

A portion of the claims is subject to a 1% net smelter royalty.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

9	Share capital and contributed surplus

	a)	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	72,769,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 3).

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 3).

Loss per share figures for years ended prior to December 31, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these years (note 3).

b)	Contributed surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance at May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks Copper Project were acquired.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

10	Stock options and warrants

	a)	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2007, the Company could issue an additional 4,015,070 stock options.

A summary of the Company’s stock options outstanding at December 31, 2007 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – December 31, 2006	3,606,834	1.13
Granted – January 22, 2007	275,000	1.25
Granted – June 6, 2007	665,000	1.88
Exercised	(1,245,000)	0.36
Cancelled	(40,000)	2.00

Balance outstanding – December 31, 2007	3,261,834	1.57

Stock options outstanding at December 31, 2007 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
$		$	(years)

0.01-0.75	195,000	0.43	2.12
0.88	716,834	0.88	1.75
1.25	275,000	1.25	4.06
1.88	665,000	1.88	3.85
2.00	1,410,000	2.00	2.89

	3,261,834	1.57	2.55

Of the total stock options granted and outstanding, 2,072,667 were vested and exercisable at December 31, 2007. The weighted average exercise price of vested stock options is $1.45.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

		Year ended
		December 31,
	2007	2006	2005
	$	$	$

Statement of loss, comprehensive loss, and deficit

EXPLORATION	106,715	238,641	-

ADMINISTRATIVE EXPENSES
Office and administration	725,797	513,079	-
Promotion and travel	53,240	113,355	-
	885,752	865,075	-

Balance sheet

MINERAL PROPERTIES
Carmacks Copper Project	175,317	-	-
Casino	56,696	-	-
Hushamu	32,383	-	-
Redstone	7,985	-	-
	272,381	-	-

	1,158,133	865,075	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

On January 22, 2007, Western Copper granted 275,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options was $140,250. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	82.7%
Expected option term, in years	2.0
Average risk-free interest rate	2.88%
Expected dividend yield	-

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

On June 6, 2007, Western Copper granted 665,000 stock options to employees and directors at $1.88 per share. The fair value of these stock options was $638,400. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	75.1%
Expected option term, in years	3.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

c)	Warrants

There was no change to the number of outstanding warrants for the year ended December 31, 2007. Warrants outstanding and exercisable at December 31, 2007 are as follows:

	December 31,	Exercise price	Remaining contractual life
	2007	$	(years)

Balance outstanding	2,562,979	3.50	0.34

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time of grant.

The valuation of the warrants was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.0
Average risk-free interest rate	2.76%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or share purchase warrants granted and/or vested during the period.

11	Commitments

The Company has an agreement to sublease office space which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $497,264, of which $271,235 is due over the next 12 months. The remaining $226,029 is due between January 1, 2009 and October 31, 2009.

Mineral property commitments are described in note 8.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

12	Related party transactions

During the year ended December 31, 2007, the Company charged overhead expenses to one of its directors in the amount of $7,285 (2006 - $4,665, 2005 - $nil). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

13	Segmented information

a)	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

b)	Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

14	Financial instruments

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

15	Supplemental cash flow information

Western Copper received working capital items as part of the plan of arrangement between Glamis and Western Silver (note 3). The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

For the year ended December 31,	2007	2006	2005
	$	$	$
Change in non-cash working capital items
Receivables relating to operations	118,633	(214,802)	-
Prepaid expenses	27,532	(62,626)	-
Accounts payable and accrued liabilities
relating to operations	(371,258)	582,874	-

	(225,093)	305,446	-

16	Income taxes

	a)	Income tax balances

The Company has available approximate non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to	Amount
$

2008	68,357
2009	63,199
2010	322,031
2011	827,692
2012	410,941
2013	1,361,956

3,054,176

The Company has approximately $28 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

b)	Statutory rate reconciliation

The current and future income tax expense or recovery reported by the Company for the year ended December 31, 2007 differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2007	2006
Statutory tax rate	34.12%	34.12%

	$	$
Loss for the year before income tax	4,747,245	3,242,185
Income tax recovery computed at statutory rates	1,619,760	1,106,234
Non-deductible items	(323,716)	519,724
Benefits from losses not recognized	(1,294,775)	(1,625,392)
Difference between Canadian and foreign tax rates	(1,269)	(566)
Effect of income tax rate reduction on the future income
tax liability	(1,446,279)	-
Other future income tax recovery	(75,000)	-
Future income tax recovery	(1,521,279)	-

c)	Future income tax liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $10,310,549 (2006 - $11,710,372).

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction in tax rates resulted in a future income tax recovery of $1,446,279. Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

d)	Future income tax assets

The significant components of the Company’s future tax assets are as follows:

	2007	2006
	$	$

Future income tax assets
Mineral property interests	2,538,455	2,096,249
Non-capital losses carried forward	847,273	822,849
Other	7,147	19,545

Future income tax assets	3,392,875	2,938,643
Valuation allowance for future income tax assets	(3,392,875)	(2,938,643)

	-	-

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

17           Material differences between Canadian and United States generally accepted accounting principles (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The effects of significant measurement differences between Canadian and U.S. GAAP are described below.

a)	Balance Sheets

As at December 31,	2007	2006
	$	$

Mineral properties - Canadian GAAP	57,194,181	46,507,499
Cumulative exploration expenditures written off
under U.S. GAAP (i)	(10,032,556)	(527,330)
Future income tax effect of cumulative exploration
expenditures written off under U.S. GAAP (i)	(217,248)	(95,792)

Mineral properties - U.S. GAAP	46,944,377	45,884,377

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

As at December 31,	2007	2006
	$	$
Future income tax liability – Canadian GAAP	10,310,549	11,710,372
Future income tax effect of cumulative exploration
expenditures written off under U.S. GAAP (i)	(896,121)	(95,792)

Future income tax liability – U.S. GAAP	9,414,428	11,614,580

Shareholders’ equity - Canadian GAAP	69,937,837	71,557,970
Cumulative exploration expenditures written off
under U.S. GAAP (i)	(10,032,556)	(527,330)
Future income tax recovery under U.S. GAAP	678,873	-

Shareholders’ equity - U.S. GAAP	60,584,154	71,030,640

b)	Statements of Loss, Comprehensive Loss, and Deficit

For the years ended December 31,	2007	2006	2005
	$	$	$
Loss and comprehensive loss - Canadian GAAP	3,225,966	3,242,185	361,415
Exploration expenditures for the period (i)	9,505,226	103,816	169,620
Future income tax recovery under U.S. GAAP	(678,873)	-	-
Loss and comprehensive loss - U.S. GAAP	12,052,319	3,346,001	531,035
Deficit - U.S. GAAP, Beginning of the year	21,338,751	17,992,750	17,461,715
Loss and comprehensive loss - U.S. GAAP	12,052,319	3,346,001	531,035
Deficit - U.S. GAAP, End of the year	33,391,070	21,338,751	17,992,750
Loss per share	0.17	0.06	-
Weighted Average number of common shares
outstanding	72,488,711	52,481,505	-

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2007

(expressed in Canadian dollars)

c)	Statements of Cash Flows

For the years ended December 31,	2007	2006	2005
	$	$	$
Cash provided by (used in) operating activities -
Canadian GAAP	(4,051,687)	(3,970,217)	(361,415)
Adjustment for mineral properties and deferred
exploration (i)	(8,691,076)	(100,000)	(169,620)

Cash provided by (used in) operating activities -
U.S. GAAP	(12,742,763)	(4,070,217)	(531,035)

For the years ended December 31,	2007	2006	2005
	$	$	$
Cash provided by (used in) investing activities -
Canadian GAAP	25,040,912	(32,807,529)	(236,619)
Adjustment for mineral properties and deferred
exploration (i)	8,691,076	100,000	169,620

Cash provided by (used in) investing activities -
U.S. GAAP	33,731,988	(32,707,529)	(66,999)

i)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For U.S. GAAP purposes, exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.